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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Pharmchem, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

717133102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Weintraub Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _XX__

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 584,200
7. Sole Dispositive Power _____
8. Shared Dispositive Power 584,200

9. Aggregate Amount Beneficially Owned by Each Reporting Person 584,200

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 9.9%

12. Type of Reporting Person (See Instructions)

__IA___

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jerald M. Weintraub

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _XX__

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 584,200
7. Sole Dispositive Power _____
8. Shared Dispositive Power 584,200

9. Aggregate Amount Beneficially Owned by Each Reporting Person 584,200

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 9.9%

12. Type of Reporting Person (See Instructions)

__IN___

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Prism Partners I, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) __XX__

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 0
7. Sole Dispositive Power _____
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 0%

12. Type of Reporting Person (See Instructions)

__PN___

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Prism Partners II Offshore Fund

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) __XX__

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 576,900
7. Sole Dispositive Power _____
8. Shared Dispositive Power 576,900

9. Aggregate Amount Beneficially Owned by Each Reporting Person 576,900

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 9.9%

12. Type of Reporting Person (See Instructions)

__OO___

________

Item 1.

(a) Name of Issuer

Pharmchem, Inc.

(b) Address of Issuers Principal Executive Offices

4600 North Beach Street, Haltom City, TX 76137

Item 2.

(a) The names of the persons filing this statement are:
Weintraub Capital Management, LLC ("Weintraub Capital")

Jerald M. Weintraub

Prism Partners I, L.P.

Prism Partners II Offshore Fund

(collectively, the "Filers").

Prism Partners I, L.P. and Prism Partners II Offshore Fund are filing this statement jointly with the other Filers, but not as members of a group and expressly disclaim membership in a group. Prism Partners I, L.P. no longer beneficially owns more than five percent of the outstanding common stock of the Issuer and, accordingly, it no longer will file Schedule 13G reports unless otherwise required to do so under section 13 of the Securities Exchange Act of 1934, as amended.

(b) The principal business office of the Filers is located at:
909 Montgomery Street, Suite 400, San Francisco, CA 94133

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 717133102

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). One of the Filers, Weintraub Capital, is a registered investment adviser and is filing pursuant to Rule 13d-1(b).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). Mr. Weintraub is a control person of Weintraub Capital.

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]*.

*See the cover page for Prism Partners I, L.P.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Weintraub Capital is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual clients holdings of the Stock are more than five percent of the outstanding Stock, other than the holdings of Prism Partners II Offshore Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Weintraub Capital is a registered investment adviser. Mr. Weintraub is the controlling member of Weintraub Capital. Weintraub Capital and Mr. Weintraub constitute a group as defined in Rule 13d-5(b)(1).

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2002

Weintraub Capital Management, LLC By: Jerald M. Weintraub Manager	Prism Partners I, L.P. By: Weintraub Capital Management, LLC General Partner By: Jerald M. Weintraub Manager
Jerald M. Weintraub	Prism Partners II Offshore Fund By: Weintraub Capital Management, LLC Attorney-in-fact By: Jerald M. Weintraub Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Weintraub Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

DATED: February 28, 2002

Weintraub Capital Management, LLC By: Jerald M. Weintraub Manager	Prism Partners I, L.P. By: Weintraub Capital Management, LLC General Partner By: Jerald M. Weintraub Manager
Jerald M. Weintraub	Prism Partners II Offshore Fund By: Weintraub Capital Management, LLC Attorney-in-fact By: Jerald M. Weintraub Manager